Exhibit 3.1


Article VI of the By-Laws is amended to read as follows:

Shares of stock of the Company may be evidenced by certificates or may be issued and transferred electronically in book-entry form on the books of the Company or its transfer agent.

Certificated Shares of stock shall be signed in the name of the corporation by the President or any Vice-President designated in writing by the President, and countersigned by the Treasurer or Assistant Treasurer, or by the Secretary or Assistant Secretary, or in such other manner as may be directed, from time to time, by the Board of Directors, provided however that when such certificate is signed by a transfer agent or an assistant transfer agent or a transfer clerk on behalf of the Company, and a registrar, the signatures of the President, Vice-President, Treasurer or Assistant Treasurer, Secretary or Assistant Secretary may be a facsimile.